UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number 1-32186

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YM BioSciences Inc.

(Translation of registrant’s name into English)

Suite 400, Building 11

5045 Orbitor Drive

Mississauga, Ontario

Canada L4W 4Y4

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

By:    /s/ Leonard Vernon

Name: Leonard Vernon
Title:	Vice President, Finance and Administration

Date: April 6, 2009

EXHIBIT INDEX

Exhibit	Description

99.1	Corporate Update